EXHIBIT 11

NATIONAL WESTERN LIFE INSURANCE COMPANY AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE
For the Three Months Ended March 31, 2006 and 2005
(Unaudited)
(In thousands, except per share data)
	2006	2005

Numerator for basic and diluted earnings per share:
Earnings available to common stockholders
before and after assumed conversions	$14,045	16,202

Denominator:
Basic earnings per share -
weighted-average shares	3,618	3,591

Effect of dilutive stock options	37	34

Diluted earnings per share -
adjusted weighted-average
shares for assumed conversions	3,655	3,625

Basic earnings per share	$3.88	4.51

Diluted earnings per share	$3.84	4.47